Filed by CleanTech Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-2

under the Securities Exchange Act of 1934

Subject Company: CleanTech Acquisition Corp.

(File No. 333-262431)

CleanTech Acquisition Corp. Files Registration Statement on Form S-4 as Part of Proposed Business Combination with Nauticus Robotics, Inc. a Developer of AI Software to Power its Ocean-Going Robot Fleets and Services

New York, NY – January 31, 2022 – CleanTech Acquisition Corp. (NASDAQ: CLAQ) (“CLAQ”), a publicly traded special purpose acquisition company, today announced that it has filed with the U.S. Securities and Exchange Commission a registration statement on Form S-4. The filing includes a preliminary proxy statement/prospectus in connection with CLAQ’s proposed business combination with Nauticus Robotics, Inc. (“Nauticus” or the “Company”), a Houston-area developer of surface and subsea robots, cloud software, and associated services.

CLAQ and Nauticus recently entered into a definitive merger agreement, which they jointly announced on December 17, 2021. The transaction reflects a pro forma equity value of the combined company of approximately $561 million, assuming no redemptions. A fully committed PIPE of approximately $73 million in equity and convertible notes is anchored by Schlumberger (NYSE: SLB), Transocean (NYSE: RIG), AeroVironment (NASDAQ: AVAV), Material Impact and a large private university endowment, representing sufficient capital to meet the minimum cash required to close the transaction and to fully fund Nauticus’ business plan until 2026.

Upon completion of the transaction, the combined company expects to be listed on the Nasdaq under the ticker symbol “KITT”. The transaction, which has been approved by the CLAQ Board of Directors and Nauticus Board of Directors, is expected to close in the first half of 2022. The transaction remains subject to approval by CLAQ and Nauticus shareholders and the satisfaction or waiver of customary closing conditions (including receipt of required regulatory approvals).

A link to the filing is available on CLAQ’s website at www.cleantechac.com, in the “Investors Relations” section of the Nauticus website at www.nauticusrobotics.com and can be viewed on the SEC’s website at www.sec.gov.

About Nauticus

Nauticus, is a Houston-area developer of cloud-based subsea robots and software to provide 21st century ocean robotic solutions to combat the global impacts on the world’s marine environment. The interconnected, purpose-built product ecosystem of both surface and subsea robots is powered by Nauticus’ autonomous software platform that affords ocean robots real machine intelligence, not just automation. This approach targets transforming the industry to an economically efficient and environmentally sustainable model. This modernized approach to ocean robotics as a service has resulted in the development of a range of products for retrofit/upgrading legacy systems and other vehicle platforms. Nauticus’ services provide customers the necessary data collection, analytics, and subsea manipulation capabilities to support and maintain assets while significantly reducing their operational footprint, operating cost, and greenhouse gas emissions, to improve offshore health, safety, and environmental exposure.

About CLAQ

CleanTech Acquisition Corp. is a special purpose acquisition company formed in June 2020 with the purpose of entering into a business combination with one or more businesses. CleanTech Sponsor I LLC and CleanTech Investments LLC, an affiliate of Chardan, are the founders and co-sponsors of CLAQ.

Important Information Regarding the Transaction and Where to Find It

This press release references the proposed merger transaction announced previously involving CleanTech Acquisition Corp. and Nauticus. CLAQ has filed a registration statement on Form S-4 with the SEC, which includes a proxy statement and prospectus of CLAQ, and CLAQ will file other documents regarding the proposed transaction with the SEC. A definitive proxy statement/prospectus will also be sent to the stockholders of CLAQ, seeking required stockholder approval. Before making any voting or investment decision, investors and security holders of CLAQ are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by CLAQ with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by CLAQ with the SEC may be obtained free of charge upon written request to CleanTech Acquisition Corporation, 207 West 25th Street, 9th Floor, New York, New York 10001, Attention: Eli Spiro, Chief Executive Officer.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and section 21E of the U.S. Securities Exchange Act of 1934 (“Exchange Act”) that are based on beliefs and assumptions and on information currently available to CLAQ and Nauticus. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including projections of market opportunity and market share, the capability of Nauticus’ business plans including its plans to expand, the sources and uses of cash from the proposed transaction, the anticipated enterprise value of the combined company following the consummation of the proposed transaction, any benefits of Nauticus’ partnerships, strategies or plans as they relate to the proposed transaction, anticipated benefits of the proposed transaction and expectations related to the terms and timing of the proposed transaction are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Although each of CLAQ and Nauticus believes that it has a reasonable basis for each forward-looking statement contained in this communication, each of CLAQ and Nauticus caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there will be risks and uncertainties described in the proxy statement/prospectus on Form S-4 relating to the proposed transaction, which is expected to be filed by CLAQ with the SEC and other documents filed by CLAQ or Nauticus from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Neither CLAQ nor Nauticus can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the ability to complete the business combination due to the failure to obtain approval from CLAQ’s stockholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by CLAQ’s public stockholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those to be included under the heading “Risk Factors” in the final prospectus for CLAQ’s initial public offering filed with the SEC on July 16, 2021 and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. There may be additional risks that neither CLAQ or Nauticus presently know or that CLAQ and Nauticus currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by CLAQ, Nauticus, their respective directors, officers or employees or any other person that CLAQ and Nauticus will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this press release represent the views of CLAQ and Nauticus as of the date of this communication. Subsequent events and developments may cause those views to change. However, while CLAQ and Nauticus may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of CLAQ or Nauticus as of any date subsequent to the date of this communication.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of CLAQ or Nauticus, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Participants in the Solicitation

CLAQ and Nauticus and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of CLAQ’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of CLAQ’s stockholders in connection with the proposed business combination is set forth in CLAQ’s registration statement on Form S-4, including a proxy statement/prospectus, which has been filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of CLAQ’s directors and officers in CLAQ’s filings with the SEC and such information is also in the Registration Statement filed with the SEC by CLAQ, which includes the proxy statement/prospectus of CLAQ for the proposed transaction.

For investor and media inquiries, please contact:

Gateway Group

IR: Cody Slach or Jeff Grampp, CFA

PR: Natalie Balladarsch

Phone: (949) 574-3860

E-mail : CLAQ@gatewayir.com